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DeFi Holdings Bermuda (A Subsidiary of Routemaster, TSXV: RM, GR: RMJR) Announces Investment in Diversified Basket of DeFi  Protocols

TORONTO, Jan. 12, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM) is pleased to announce that its Bermuda trading division, DeFi Holdings (Bermuda) Ltd., has made an investment into a diversified portfolio of leading decentralized finance protocols for staking and trading purposes.

Routemaster is excited to take positions in some of the leading protocols across the DeFi ecosystem. Some of the main positions taken are SNX, AAVE, UNI, and YFI, amongst others. Each of the protocols were selected for their active and growing user bases, strong volumes on their platforms, leading investors, and continued growth in Total Value Locked (“TVL”). The platforms are market leaders in their respective use cases including borrowing and lending, decentralized exchanges, derivatives, and asset management.

To show the explosive growth behind some of these protocols, we have included some stats behind the protocols we have invested into:

•	UNI - Currently does ~$5.4B in weekly volume with over 100+ pairs
•	AAVE - $2.5B in TVL on the platform to date
•	YFI - $300M+ in assets locked on the platform and paying out $35M in yearly fees from their strategies
•	SNX - $1.9B of assets staked and $2B in synthetic trading volume

“The decentralized finance industry has seen tremendous growth from ~$650 million TVL in January 2020, to around $20 billion as of January 11, 2021 (3,000% year over year growth). This growth is a result of increased demand for yield and new financial platforms for people to interact with. By investing in these protocols, Routemaster is exposed to the forefront of financial innovation and to those looking to make finance more accessible to people around the world,” said Wouter Witvoet, Founder & CEO of Secfi and advisor to Routemaster.

On top of investing into these assets, Routemaster will be staking and lending these assets across various decentralized finance protocols to generate additional yield on the asset base. This will strengthen the protocols as it helps fund backstops and provides liquidity, leading to greater usage and more efficient pricing across the ecosystem.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the investment activities of DeFi Holdings (Bermuda) Ltd.; the pursuit by Routemaster and DeFi Holdings (Bermuda) Ltd. of investment opportunities; the decentralized finance industry and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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